UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

___________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 1, 2006

WEST COAST BANCORP
(Exact name of registrant as specified in charter)

Oregon
(State or other jurisdiction of incorporation)

0-10997
(SEC File Number)

93-0810577
(IRS Employer Identification No.)

5335 Meadows Road, Suite 201 Lake Oswego, Oregon	97035
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(503) 684-0884

        Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

        On February 1, 2006, West Coast Bancorp announced that it had entered into a definitive agreement pursuant to which West Coast Bancorp will acquire Mid-Valley Bank, based in Woodburn, Oregon, in a transaction valued at approximately $25.15 million. The press release dated February 1, 2006, attached as Exhibit 99.1 contains additional details regarding the transaction.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger dated Fevruary 1, 2006, by and among West Coast Bancorp, West Coast Bank and Mid-Valley Bank
99.1	Joint press release dated February 1, 2006, of West Coast Bancorp and Mid-Valley Bank

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WEST COAST BANCORP
DATED: February 2, 2006	By: /s/ Richard R. Rasmussen
Richard R. Rasmussen Executive Vice President, General Counsel and Secretary